FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Results of Share Buyback Program from Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 10, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Nomura Announces Results of Share Buyback Program from Market

Tokyo, May 10, 2013—Nomura Holdings, Inc. today announced the results of an ongoing share buyback program from the market. The program, originally announced on April 26, 2013, has been authorized for the period between May 8, 2013 and May 31, 2013, and is in accordance with Article 459-1 of the Companies Act of Japan.

Share buyback activity from May 8, 2013, to May 10, 2013

1. Type of shares	Nomura Holdings common shares
2. Number of shares repurchased	40,000,000 shares
3. Aggregate purchase amount	32,470,386,300 yen
4. Purchase period	May 8, 2013, to May 10, 2013
5. Method of repurchase	Purchase on the stock exchange via trust bank

Share buyback program resolution at Board of Directors meeting on April 26, 2013

1. Type of shares	Nomura Holdings common shares
2. Total shares authorized for repurchase	Up to 40 million shares
3. Total value of shares authorized for repurchase	Up to 35 billion yen
4. Period	May 8, 2013, to May 31, 2013

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asia-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura has a unique understanding of Asia that enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.